WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

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1. Nature of business and summary of significant accounting policies

Nature of Business

Watermill Institutional Trading LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on August 24, 2009. Operations of the Company commenced in August 2010. The Company's operations consist primarily of engaging in agency equity transactions with institutional counterparties. Effective August 1, 2012, 100% of the Company's Membership Interest was acquired by Watermill Trading Holdings LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the National Association of Securities Dealers Automated Quotations ("NASDAQ").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Service Income

Service Income is recorded when the services are performed.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	5 years	Straight-line
Network & server equipment	3 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

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1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the member.

The Company files income tax returns in the U.S. federal jurisdiction and various states and local jurisdictions. With few exceptions, the Company is no longer subject to federal and certain state and local tax examinations by taxing authorities for years before 2011.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

2. Property and equipment

Details of property and equipment at December 31, 2015 are as follows:

Furniture and fixtures	$	152,365
Network & server equipment		102,543
Computer hardware		319,281
Computer software		11,414
Leasehold improvements		221,195
		806,798
Less: accumulated depreciation and amortization		542,940
	$	263,858

Depreciation and amortization expense for the year ended December 31, 2015, was $92,283.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

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3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement permitted by Rule 15c3-1, which requires that, the Company maintain minimum regulatory net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company's net capital was approximately $2,275,063 which was approximately $2,025,063 in excess of its minimum requirement of $250,000.

4. Commitment

The Company leases its Jersey City office facility under an operating lease which expires in 2019.

Aggregate future minimum annual rental payments for the years subsequent to December 31, 2015, are approximately as follows:

Year Ending December 31:	Amount
2016	$ 88,467
2017	89,783
2018	91,098
2019	69,064
	$ 338,412

Rent expense for the year ended December 31, 2015, was $142,718.

5. Concentrations of credit risk

At December 31, 2015, and routinely throughout the year then ended, the Company maintained its cash balances in major financial institutions that exceed federally insured limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

During the year ended December 31, 2015, approximately 47% of the Company's revenues were from three customers.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

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7. Employee benefit plan

The Company maintains a retirement plan (the "401(k) Plan"), pursuant to Section 401(k) of the Internal Revenue Code ("IRC"), for eligible participants. Under the terms of the 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the IRC. The Company can make discretionary matching contributions to the 401(k) on behalf of participating employees. At December 31, 2015, the Company incurred expenses related to the 401(k) Plan of $67,657.

8. Soft Dollar Payables

The Company has soft dollar arrangements with certain clients within the provisions of Rule 28(e) which establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars.

The Company has a restricted cash account segregated on the statement of financial condition in accordance with SEC Rule 15c3-3(k)(2)(i) of $59,633 related to proceeds from soft dollar transactions. The Company has a soft dollar payable of $43,485 at December 31, 2015, which is included in accounts payable and accrued expenses on the Statement of Financial Condition. The Company disburses this cash to third parties on behalf of its customers' following Rule 28(e) requirements.

9. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $200,000.